SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934**

For the month of August 2003

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   x   Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   No   x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND 2002

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)


Assets		June 30, 2003		December 31, 2002
Current assets:				
Cash and cash equivalents	$	806.6	$	967.9
Investments		94.7		66.3
Trade receivables, net		706.1		547.5
Inventories		424.8		412.3
Deferred income tax assets		128.7		128.7
Other current assets		59.1		88.2
Total current assets		2,220.0		2,210.9
Property, plant and equipment, net		734.2		679.1
Intangible assets, net		364.4		392.8
Goodwill		552.5		549.8
Long term deferred income tax assets		108.3		90.1
Other assets		36.4		47.1
Total assets	$	4,015.8	$	3,969.8


Liabilities and Shareholders' Equity


		June 30, 2003		December 31, 2002
Current liabilities:				
Accounts payable	$	137.0	$	117.0
Short term borrowings		1,429.9		1,772.8
Current maturities of long term debt		17.5		23.1
Other current liabilities		765.1		659.4
Total current liabilities		2,349.5		2,572.3
Long term debt, net of current maturities		72.8		80.8
Long term deferred income tax liabilities		83.6		85.8
Other long term liabilities		269.1		256.6
Contingencies				
Shareholders' equity:				
Common shares, par value CHF 0.20 per share; 336,975,000 shares authorized, 309,263,577 shares issued and 309,060,789 shares outstanding at June 30, 2003; 336,975,000 shares authorized, 309,231,691 shares issued and 309,032,167 shares outstanding at December 31, 2002		42.5		42.5
Additional paid-in capital		510.1		508.5
Accumulated other comprehensive income (loss)		43.6		(16.4)
Deferred compensation		(11.4)		(15.2)
Retained earnings		664.2		463.0
Treasury shares, at cost; 202,788 shares at June 30, 2003; and 199,532 shares at December 31, 2002		(8.2)		(8.1)
Total shareholders' equity		1,240.8		974.3
Total liabilities and shareholders' equity	$	4,015.8	$	3,969.8


See accompanying notes to condensed consolidated financial statements.


ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share and per share data)

	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
Sales	$ 925.4	$ 809.5	$ 1,732.5	$ 1,516.0
Cost of goods sold	267.1	234.5	520.4	444.9
Gross profit	658.3	575.0	1,212.1	1,071.1
Selling, general and administrative	291.1	246.8	555.3	499.2
Research and development	89.3	74.2	167.5	149.5
Amortization of intangibles	17.0	17.1	34.0	33.9
Operating income	260.9	236.9	455.3	388.5
Other income (expense):				
Gain (loss) from foreign currency, net	1.7	6.0	1.6	5.9
Interest income	4.6	9.6	9.1	16.4
Interest expense	(11.3)	(12.2)	(23.0)	(31.5)
Other	0.1	--	0.1	1.2
Earnings before income taxes	256.0	240.3	443.1	380.5
Income taxes	77.8	77.5	134.7	123.7
Net earnings	$ 178.2	$ 162.8	$ 308.4	$ 256.8
Basic earnings per common share	$ 0.58	$ 0.53	$ 1.00	$ 0.87
Diluted earnings per common share	$ 0.57	$ 0.53	$ 1.00	$ 0.87
Basic weighted average common shares	307,934,550	307,662,529	307,921,008	295,188,898
Diluted weighted average common shares	310,353,567	308,813,389	309,867,981	295,848,415

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Six months ended June 30,	
	2003	**2002**
Cash provided by operating activities:		
Net cash from operating activities	$ 427.4	$ 255.3
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(64.6)	(47.1)
Net purchases of investments	(28.5)	-
Other	(3.7)	(2.5)
Net cash from investing activities	(96.8)	(49.6)
Cash provided by (used in) financing activities:		
Proceeds from issuance of long term debt	-	1.3
Net proceeds from short term debt	(379.2)	481.3
Dividends to common shareholders	(107.2)	(1,243.4)
Repayment of long term debt	(14.2)	(619.6)
Proceeds from public sale of common shares	-	2,407.2
Redemption of preferred shares	-	(2,188.0)
Other	2.5	(42.7)
Net cash from financing activities	(498.1)	(1,203.9)
Effect of exchange rates on cash and cash equivalents	6.2	5.7
Net increase (decrease) in cash and cash equivalents	(161.3)	(992.5)
Cash and cash equivalents, beginning of period	967.9	1,140.5
Cash and cash equivalents, end of period	$ 806.6	$ 148.0
Supplemental disclosure of cash flow information:		
Cash paid during the period for the following:		
Interest expense, net of amount capitalized	$ 24.9	$ 31.4
Income taxes	$ 91.1	$ 89.5

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(1)   Condensed Consolidated Financial Statements

The accompanying interim condensed consolidated financial statements of Alcon, Inc. ("Alcon") and subsidiaries (collectively, the "Company") are unaudited. Amounts presented at December 31, 2002 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

(2)   Initial Public Offering

At December 31, 2001, Alcon, a Swiss corporation, was a wholly owned subsidiary of Nestlé S.A. ("Nestlé"). On September 20, 2001, the Board of Directors of Nestlé approved the exploration of an initial public offering (the "IPO") of a minority stake in Alcon.

Alcon declared on February 25, 2002, and made, on March 20, 2002, a payment to Nestlé of $1,243.4 (CHF 2,100) for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short-term borrowings. The entire payment was considered a dividend under Swiss law.

On February 25, 2002, Nestlé converted 69,750,000 Alcon common shares owned by them into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3,634. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 on May 29, 2002. No dividends were paid on the preferred shares.

On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,189.0, after offering expenses and taxes. A portion of the IPO proceeds were utilized to repay $712.1 in short-term debt until May 29, 2002, when the preferred shares were redeemed.

Net proceeds of $219.1, after offering expenses and taxes, from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short-term indebtedness.

In connection with the IPO, Alcon changed certain provisions of its deferred compensation plan. These changes resulted in a one time $22.6 charge to operating income ($14.2 net of tax) upon the completion of the IPO in March 2002.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(3) Cash Flows--Supplemental Disclosure of Non-cash Financing Activities

a) On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares. The redemption price for these preferred shares was CHF 3,634.

b) In connection with the IPO, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares. The effects on the 2002 financial statements were to:

- decrease other current liabilities by $10.9
- decrease other long term liabilities by $23.3
- increase additional paid-in capital by $71.5
- decrease total equity for deferred compensation of $37.3

Deferred compensation was reduced by $15.7, which was charged against earnings in the six months ended June 30, 2002 and was reflected as an adjustment in net cash from operating activities.

(4) Earnings Per Share

Basic earnings per common share are computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested.

The following table reconciles the weighted average shares of the basic and diluted earnings per share computations:

| | Three months ended June 30, | | Six months ended June 30, | |
	2003	2002	2003	2002
Basic weighted average common shares outstanding	307,934,550	307,662,529	307,921,008	295,188,898
Effect of dilutive securities:				
Employee stock options	1,661,545	317,345	1,206,189	169,385
Contingent restricted common shares	757,472	833,515	740,784	490,132
Diluted weighted average common shares outstanding	310,353,567	308,813,389	309,867,981	295,848,415

(5) Inventories, at lower of cost or market

	June 30, 2003	December 31, 2002
Finished goods	$ 247.5	$ 245.0
Work in process	42.6	34.0
Raw materials	134.7	133.3
Total inventories	$ 424.8	$ 412.3

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(6) Goodwill and Other Intangible Assets

Intangible assets subject to amortization:

	June 30, 2003		December 31, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Licensed technology	$ 514.6	$ (235.0)	$ 508.3	$ (207.0)
Other	185.4	(100.6)	184.2	(92.7)
	$ 700.0	$ (335.6)	$ 692.5	$ (299.7)

The changes in the carrying amount of goodwill for the six months ended June 30, 2003 were as follows:

	United States Segment	International Segment	Total
Balance, December 31, 2002	$ 341.6	$ 208.2	$ 549.8
Impact of changes in foreign exchange rates	-	2.7	2.7
Balance, June 30, 2003	$ 341.6	$ 210.9	$ 552.5

(7) Short Term Borrowings and Long Term Debt

	June 30, 2003	December 31, 2002
Short term borrowings:		
Lines of credit	$ 177.7	$ 240.6
Commercial paper	1,071.8	1,377.4
From affiliates	146.9	117.2
Bank overdrafts	33.5	37.6
Total short term borrowings	$ 1,429.9	$ 1,772.8

At June 30, 2003, the Company had several unsecured line of credit agreements totaling $2,908.5, including bank overdraft agreements, with third parties that were denominated in various currencies.

	June 30, 2003	December 31, 2002
Long term debt:		
License obligations	$ 30.7	$ 43.9
Bonds	45.2	45.6
Other	14.4	14.4
Total long term debt	90.3	103.9
Less current maturities of long term debt	17.5	23.1
Long term debt, net of current maturities	$ 72.8	$ 80.8

As of June 30, 2003, total borrowings from Nestle and its subsidiaries were $146.9.

(8) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices, (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions. Each business segment is managed by a single business segment manager who reports to the Chief Executive Officer, who is the chief operating decision maker of the Company.

Segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Three months ended June 30,					
	Sales		Operating Income		Depreciation and Amortization	
	2003	2002	2003	2002	2003	2002
United States	$ 511.2	$ 451.6	$ 236.3	$ 205.6	$ 21.2	$ 20.2
International	414.2	357.9	131.6	123.3	14.2	9.0
Segments total	925.4	809.5	367.9	328.9	35.4	29.2
Manufacturing operations			(4.1)	(7.6)	7.0	7.2
Research and development			(83.5)	(68.5)	2.0	1.9
General corporate			(19.4)	(15.9)	1.5	1.1
Total	$ 925.4	$ 809.5	$ 260.9	$ 236.9	$ 45.9	$ 39.4

	Six months ended June 30,					
	Sales		**Operating Income**		**Depreciation and Amortization**	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**
United States	$ 937.7	$ 837.9	$ 420.6	$ 346.4	$ 41.3	$ 40.0
International	794.8	678.1	243.7	232.1	24.1	17.7
Segments total	1,732.5	1,516.0	664.3	578.5	65.4	57.7
Manufacturing operations			(17.1)	(15.9)	13.6	13.9
Research and development			(156.1)	(139.9)	4.2	3.7
General corporate			(35.8)	(34.2)	2.7	1.7
Total	$ 1,732.5	$ 1,516.0	$ 455.3	$ 388.5	$ 85.9	$ 77.0

(9) Stock-Based Compensation Plans

Contemporaneously with the IPO, the Company adopted the 2002 Alcon Incentive Plan. Under the plan, the Company's board of directors may award to officers, directors and key employees options to purchase up to 30 million shares of the Company's common stock at a price set by the Board, which may not be lower than the prevailing stock exchange price upon the grant of the option. In the fourth quarter of 2002, the Board authorized the acquisition on the open market of up to two million common shares to satisfy the exercise of stock options granted under the plan. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.

The plan also provides that the Board may grant Stock Appreciation Rights (SARs) whereby the grantee may receive the appreciation in stock value over the grant price. The Company's operating results included expenses related to these SARs of $0.7 and $0.1 in the six months ended June 30, 2003 and 2002, respectively.

Under this plan the Company provided for a conversion of existing phantom stock units granted under the 1994 Phantom Stock Plan into restricted common shares of the Company and the grant of common stock options to any person who elected to make the conversion. See note 10 for additional information about this grant.

Contemporaneously with the IPO, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.3 million Alcon common shares at $33 per share (the IPO price) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest in 2005 and expire in 2012.

During 2003, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.0 million common shares at the market price (primarily at $36.39 per share) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest in 2006 and expire in 2013.

The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No stock-based employee compensation cost was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the

Company had applied the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" in accounting for the plan.

| | Three months ended June 30, | | Six months ended June 30, | |
	2003	2002	2003	2002
Net earnings, as reported	$ 178.2	$ 162.8	$ 308.4	$ 256.8
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax benefits	(7.1)	(3.8)	(14.2)	(4.2)
Proforma net earnings	$ 171.1	$ 159.0	$ 294.2	$ 252.6
Earnings per common share:				
Basic - as reported	$ 0.58	$ 0.53	$ 1.00	$ 0.87
Basic - proforma	$ 0.56	$ 0.52	$ 0.96	$ 0.86
Diluted - as reported	$ 0.57	$ 0.53	$ 1.00	$ 0.87
Diluted - proforma	$ 0.55	$ 0.52	$ 0.95	$ 0.85

(10) Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the Board of Directors administers the plan. Plan benefits paid were $19.1 for 2002. The plan's liability was $23.0 and $29.5 at June 30, 2003 and December 31, 2002, respectively, which is included in other current liabilities and other long term liabilities in the accompanying consolidated balance sheets.

Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the unfunded 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheets at June 30, 2003 and December 31, 2002, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price) under the 2002 Alcon Incentive Plan. These restricted shares and options are scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

In the fourth quarter of 2002, the Board of Directors adopted the Alcon Executive Deferred Compensation Plan ("DCP"). The DCP permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The plan is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. At December 31, 2002, no deferrals had been recorded under the plan and no assets had been contributed to the trust. During the six months of 2003, certain executives elected to defer $3.2 million of compensation.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended June 30, 2003 compared to three months ended June 30, 2002

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

Global sales increased 14.3% to $925.4 million in the three months ended June 30, 2003 from $809.5 million in 2002. Currency exchange rates favorably impacted sales growth during the second quarter of 2003, largely attributable to the weakening of the U.S. dollar relative to the Euro. Excluding the impact of foreign exchange fluctuations, sales growth would have measured 10.1%.

Global sales growth was led by the performance of our pharmaceutical business which grew to $392.2 million in revenue in the three months ended June 30, 2003 from $312.7 million in 2002, an increase of 25.4% (22.4% in constant currency). Growth was broad based across all major therapeutic market segments and key products. Total sales of glaucoma products increased 18.6% in the three months ended June 30, 2003 to $106.3 million from $89.6 million in 2002. Global sales of *Travatan*® solution were $32.3 million for the three months ended June 30, 2003 compared to $19.1 million in 2002. Sales of allergy products increased to $119.4 million in the three months ended June 30, 2003 from $87.1 million in 2002, an increase of 37.1%.   Allergy sales were led by continued market share gains in the U.S. by *Patanol*® solution and the launch of *Opatanol*™ solution in the European Union. Sales of ocular infection/inflammation products increased 20.3% to $140.1 million in the three months ended June 30, 2003 from $116.5 million in 2002. In April 2003, we received FDA approval for our newest antibiotic product, *Vigamox*™ (moxifloxacin ophthalmic solution), a fourth-generation fluoroquinolone product that is highly effective against many types of harmful bacteria that infect the surface of the eye. *Vigamox*™ made its market entry in the U.S. in May. Driven by a reformulated *Cipro*® HC, sales of otic products increased 54.2% to $40.4 million in the three months ended June 30, 2003 from $26.2 million in 2002.

Global sales of our surgical products grew 8.2% (2.3% in constant currency) to $401.9 million in the three months ended June 30, 2003 from $371.4 million in 2002. Cataract and vitrectomy products, which include intraocular lenses, surgical equipment, devices and disposable products, accounted for the growth. In April 2003, we introduced the *Infiniti*™ vision system, our new tri-modal cataract removal system, at the American Society of Cataract and Refractive Surgery (ASCRS) symposium. The first shipments of this product are expected to occur in the third quarter of 2003. Sales of our refractive products during the three months ended June 30, 2003 declined by 1.5% from 2002 due to global economic conditions and flat consumer demand.

Sales by our global consumer eye care business, which consists of contact lens care and other general eye care products, grew 4.7% (2.4% in constant currency) to $131.3 million in the three months ended June 30, 2003 from $125.4 million in 2002. Sales of our contact lens disinfectants grew 5.8% in the three months ended June 30, 2003 compared to 2002. During the same period, sales of artificial tears products increased 10.0%.

United States

Sales in the U.S. increased 13.2% to $511.2 million in the three months ended June 30, 2003 from $451.6 million in 2002. Prescription demand for our pharmaceutical products was a growth driver in the U.S. market, resulting in revenues of $263.6 million in the three months ended June 30, 2003, for a 24.8% increase over 2002 sales of $211.2 million. Market share gains and exceptionally strong sales growth of seasonal allergy and otic products contributed to the overall growth of U.S. pharmaceutical sales in the three months ended June 30, 2003. Many of our key branded products grew market share and outpaced overall market growth in their respective therapeutic categories. Within the glaucoma segment, sales of *Travatan*® increased to $17.5 million in the three months ended June 30, 2003 from $13.8 million in 2002. Solid sales growth was also achieved by our other major branded pharmaceutical products in the three months ended June 30, 2003 with *Patanol*® at 39.0%, *Ciloxan*® solution and ointment at 25.2%, *Tobradex*®

suspension and ointment at 11.0% and *Cipro*® HC at 52.1%, over 2002. In July 2003 we received FDA approval to market *Ciprodex*® Otic solution for both middle ear infections in children with ear tubes and outer ear infections.

Sales in our U.S. surgical business totaled $178.7 million in the three months ended June 30, 2003, a 3.7% increase over 2002. In June, the FDA approved Alcon's *AcrySof*® *Natural* Single-Piece intraocular lens, our newest addition to our line of IOLs. *AcrySof*® *Natural* is the first foldable ultraviolet (UV) and blue light-filtering IOL on the market in the U.S. and is specially designed to approximate the light filtration properties of a healthy human lens. Sales of *AcrySof*® *Natural* IOL's will commence in the third quarter of 2003 in the U.S. The *LADARWave*™ system, our new custom ablation wavefront technology, made an increasing contribution to the refractive line.

Sales in our U.S. consumer eye care business grew 1.3% during the three months ended June 30, 2003 to $68.9 million from $68.0 million in 2002. *Systane*™ Lubricant Eye Drops, our new proprietary dry eye product that was introduced in the U.S. earlier this year, continued to gain sales momentum and market share.

International

Sales in the rest of the world increased 15.7% (6.2% in constant currency) to $414.2 million in the three months ended June 30, 2003 from $357.9 million in 2002. The European markets were largely accountable for the favorable impact of currency exchange on sales growth as the Euro strengthened against the U.S. dollar. Japan, our largest international market, has experienced some strengthening in the yen against the U.S. dollar, but prevailing competitive market conditions and lower reimbursement for cataract and vitreoretinal surgery continued to restrain sales growth during the three months ended June 30, 2003 compared to 2002. Sales in the major Latin American market of Brazil continued to be negatively impacted by poor economic conditions and a weak currency.

Sales for our pharmaceutical business outside of the U.S. registered healthy growth of 26.7% (17.5% in constant currency), increasing to $128.6 million in the three months ended June 30, 2003 from $101.5 million in 2002. *Travatan*® continued to expand its global market reach outside the U.S. with $14.8 million in revenue in the three months ended June 30, 2003 compared to $5.3 million in 2002. Sales of allergy products were boosted by the launch of *Patanol*® under the tradename *Opatanol*™ in Europe earlier this year.

Sales for our international surgical business increased 12.2% (1.1% in constant currency) to $223.2 million in the three months ended June 30, 2003 from $199.0 million in 2002. Growth was driven by our line of intraocular lenses and other cataract and vitrectomy products. Our *Acrysof*® *Natural* Single-Piece IOL, which recently received FDA approval in the U.S., has already been launched in many markets outside the U.S. with successful early sales results. Global economic conditions continued to adversely impact our refractive business with sales declining 28.9% to $5.4 million in the three months ended June 30, 2003 from $7.6 million in 2002.

Sales for our consumer eye care business outside of the U.S. grew 8.7% (3.7% in constant currency) to $62.4 million in the three months ended June 30, 2003 from $57.4 million in 2002. CE Mark labeling for our new dry eye product *Systane*™ was approved in June 2003.

The following table compares global product line sales in the three months ended June 30, 2003 with the sales for the comparable period in 2002:

| | Three Months Ended June 30, | |
| | 2003 | 2002 |
	(in millions)	
Infection/Inflammation Products	$ 140.1	$ 116.5
Glaucoma Products	106.3	89.6
Allergy Products	119.4	87.1
Otic Products	40.4	26.2
Other Pharmaceuticals/Rebates	(14.0)	(6.7)
Total Pharmaceuticals	**392.2**	**312.7**
IOL's	126.5	113.5
Cat/Vit Products	256.3	238.5
Refractive Products	19.1	19.4
Total Surgical	**401.9**	**371.4**
Contact Lens Disinfectants	72.4	68.4
Artificial Tears	29.8	27.1
Other	29.1	29.9
Total Consumer Eye Care	**131.3**	**125.4**
Total Sales	**$ 925.4**	**$ 809.5**

Gross Profit

Consistent with sales growth, gross profit increased 14.5% to $658.3 million in the three months ended June 30, 2003 from $575.0 million in 2002. Gross profit as a percentage of sales for the three months ended June 30, 2003 was 71.1% compared to 71.0% in 2002.

Operating Expenses

Selling, general and administrative expenses for the three months ended June 30, 2003 were $291.1 million, or 31.5% of sales, compared to $246.8 million, or 30.5% of sales, for the three months ended June 30, 2002. Promotion and marketing expenses were higher in the three month period ended June 30, 2003 as compared to the same period in 2002 due to the launches of several new products, including the *Infiniti*™ vision system, *Vigamox*™ and *LADARWave*™ in the U.S. and *Opatanol*™ in Europe. The timing of television advertising campaigns in the U.S. and Japan for our *Opti-Free*® franchise and the impact of the expansion of the U.S. pharmaceutical sales force at the end of 2002, also increased 2003 selling, general and administrative expenses as a percentage of sales when compared to 2002.

Research and development expenses for the three months ended June 30, 2003 were $89.3 million, or 9.6% of sales, compared to $74.2 million, or 9.2% of sales, for the three months ended June 30, 2002. Research and development expenses for the three months ended June 30, 2003 reflected timing differences of certain projects between 2003 and 2002, as well as higher costs of ongoing and new research projects and clinical studies, especially those in the area of age-related macular degeneration.

Operating Income

Operating income for the three months ended June 30, 2003 was $260.9 million, or 28.2% of sales, compared to $236.9, or 29.3% of sales, for the three months ended June 30, 2002. Although this decline was due to the timing and increases in operating expenses noted above, we expect year over year improvement due to the operating leverage gained from the Company's global infrastructure.

Interest and Other Expenses

Interest income decreased 52.1% to $4.6 million in the three months ended June 30, 2003 from $9.6 million in 2002, primarily as a result of lower investments and lower short term interest rates in 2003. Interest expense decreased 7.4% to $11.3 million in the three months ended June 30, 2003 from $12.2 million in 2002 resulting primarily from lower short term interest rates.

Because the proceeds from the initial public offering (IPO) of Alcon common shares were not used to redeem the Alcon preferred shares until May 29, 2002, these proceeds were used to reduce short term borrowings and to make short term investments during this period. If the preferred share redemption had occurred at the time of the IPO, management estimates that interest expense, net of interest income, would have been approximately $9.5 million more than actually incurred for the three months ended June 30, 2002.

Income Tax Expense

Income tax expense increased slightly to $77.8 million in the three months ended June 30, 2003 from $77.5 million in 2002. The reported effective tax rate of 30.4% in the three months ended June 30, 2003 is lower than the 2002 twelve month effective tax rate of 31.1%. The decrease in the effective tax rate is due to a more favorable mix of income earned in various tax jurisdictions and an increase in foreign sales corporation tax benefits and certain tax credits.

Net Earnings

Net earnings increased 9.5% to $178.2 million, or 19.3% of sales, in the three months ended June 30, 2003 as compared to $162.8, or 20.1% of sales, in 2002. The decrease in net earnings as a percentage of sales is primarily due to the impact of the IPO proceeds on net interest expense in 2002 and the level and timing of selling, general and administrative and research and development spending for 2003 as compared to 2002.

The table below reconciles reported net earnings for the three month periods to proforma net earnings, excluding the estimated impact of the IPO proceeds on net interest expense in 2002:

	Three Months Ended June 30,	
	2003	2002
	(in millions)	
Net earnings, as reported	$ 178.2	$ 162.8
IPO net interest expense	-	(9.5)
Tax impact of above item	-	3.1
Proforma net earnings	$ 178.2	$ 156.4

Six months ended June 30, 2003 compared to six months ended June 30, 2002

Global sales increased 14.3% to $1,732.5 million in the six months ended June 30, 2003 from $1,516.0 million in 2002. Excluding the impact of foreign exchange fluctuations, sales increased by 10.3%.

Our pharmaceutical segment led the global growth with sales increasing 23.9% to $694.8 million in the six months ended June 30, 2003 from $561.0 million in 2002 (or 21.4% excluding the impact of currency fluctuations). Solid sales gains were attained by our key branded pharmaceutical products. Global glaucoma sales were driven by *Travatan*® with product revenue increasing 101.2% to $61.9 million in the six months ended June 30, 2003, compared to $30.7 million in 2002. Other growth contributors to the pharmaceutical business were *Patanol*®, 33.4%, *Ciloxan*®, 26.5%, *Tobradex*®, 15.1% and *Cipro*® HC, 49.6%.

Surgical product sales increased 9.9% to $778.8 million in the six months ended June 30, 2003 from $708.8 million in 2002 (or 3.9% in constant currency). Sales of cataract and vitrectomy products accounted for the growth.

Consumer eye care product sales increased 5.2% to $258.9 million in the six months ended June 30, 2003 from $246.2 million in 2002 (or 3.2% in constant currency).

United States

Sales in the U.S. increased 11.9% to $937.7 million in the six months ended June 30, 2003 from $837.9 million in 2002. Pharmaceutical sales in the U.S. increased 22.8% to $456.5 million in the six months ended June 30, 2003 from $371.7 million in 2002, with strong performance across major branded products, including *Patanol*®, *Cipro*® HC, *Travatan*®, *Tobradex*® and *Ciloxan*®. Surgical product sales in the U.S. market increased 3.5% to $345.4 million in the six months ended June 30, 2003 from $333.7 million in 2002, driven by growth of 8.1% in sales of IOLs. Within the surgical line, sales of products used in refractive surgery increased 4.2% to $27.6 million. Sales of consumer eye care products grew 2.5% to $135.8 million in the six months ended June 30, 2003 from $132.5 million in 2002.

International

Sales outside of the U.S. increased 17.2% to $794.8 million in the six months ended June 30, 2003 from $678.1 million in 2002. At constant exchange rates, sales grew 8.3%, reflecting the impact of a weaker dollar versus the Euro and Japanese yen. Pharmaceutical sales outside the U.S. advanced strongly to $238.3 million in the six months ended June 30, 2003 from $189.3 million in 2002, an increase of 25.9% (18.7% in constant currency) and were led by *Travatan*® and *Azopt*® suspension. Surgical product sales in the rest of the world grew 15.5% to $433.4 million in the six months ended June 30, 2003 from $375.1 million in 2002. Refractive sales continued to be depressed due to the slowdown in global market economies. Sales of consumer eye care products in the rest of the world increased 8.3% to $123.1 million in the six months ended June 30, 2003 from $113.7 million in 2002. The increase in consumer eye care product sales was mainly due to strong performance of our *Opti-Free*® disinfectants and artificial tears products.

The following table compares the product line sales in the six months ended June 30, 2003 with 2002:

| | Six Months Ended June 30, | | | |
| | 2003 | | 2002 | |
	(in millions)			
Infection/Inflammation Products	$	266.2	$	225.1
Glaucoma Products		207.9		169.9
Allergy Products		176.0		134.9
Otic Products		62.3		40.0
Other Pharmaceuticals/Rebates		(17.6)		(8.9)
Total Pharmaceuticals		**694.8**		**561.0**
IOL's		244.1		215.1
Cat/Vit Products		497.1		454.5
Refractive Products		37.6		39.2
Total Surgical		**778.8**		**708.8**
Contact Lens Disinfectants		142.5		138.8
Artificial Tears		58.2		51.3
Other		58.2		56.1
Total Consumer Eye Care		**258.9**		**246.2**
Total Sales	**$**	**1,732.5**	**$**	**1,516.0**

Gross Profit

Gross profit increased 13.2% to $1,212.1 million in the six months ended June 30, 2003 from $1,071.1 million in 2002. Gross profit as a percent of sales decreased slightly to 70.0% in the six months ended June 30, 2003 from 70.7% in 2002, primarily due to variations in geographical and product sales mix and startup cost for the *Infiniti*™ vision system and *LADARWave*™ diagnostic device and the impact of currency fluctuations on cost of goods sold.

Operating Expenses

Selling, general and administrative expenses were $555.3 million, or 32.1% of sales, for the six months ended June 30, 2003 compared to $499.2 million, or 32.9% of sales, for the six months ended June 30, 2002. The decrease in selling, general and administrative expenses as a percent of sales is due to the fact that, in the six months ended June 30, 2002, selling, general and administrative expense included $12.6 million of expenses related to changes made to an employee deferred compensation plan. Excluding these expenses, 2002 selling, general and administrative expenses would have been 32.1% of sales. Selling, general and administrative expenses in 2003 include the impact of the expansion of the U.S. pharmaceutical sales force and launch expenses of the *Infiniti*™, *Vigamox*™, *LADARWave*™ and *Opatanol*™ .

Research and development expenses for the six months ended June 30, 2003 were $167.5 million, or 9.7% of sales, compared to $149.5 million, or 9.9% of sales, for the six months ended June 30, 2002. Research and development expenses for the six months ended 2002 included $6.6 million of expenses related to changes made to an employee deferred compensation plan. Excluding these expenses, research and development expenses, as a percentage of sales, would have been 9.4% for 2002. The 2003 increase as a percent of sales reflects timing differences of certain projects between 2003 and 2002, as well as higher

costs of ongoing and new research projects and clinical studies, especially those in the area of age-related macular degeneration.

Operating Income

Operating income increased 17.2% to $455.3 million, or 26.3% of sales, in the six months ended June 30, 2003 from $388.5 million, or 25.6% of sales, in 2002. Operating income for the six months ended June 30, 2002 was negatively impacted by certain one time expenses of $22.6 million related to changes made to an employee deferred compensation plan. Excluding the impact of this change, operating income would have increased 10.8% to $455.3 million in the six months ended June 30, 2003 from $411.1 million, or 27.1% of sales, in 2002. This decline as a percent of sales is due to the accelerated timing of and increases in operating expenses noted above. For the full year 2003 we expect year over year improvement due to the operating leverage gained from the Company's global infrastructure.

Interest and Other Expenses

Interest income decreased 44.5% to $9.1 million in the six months ended June 30, 2003 from $16.4 million in 2002, primarily as a result of lower short term interest rates in 2003 and lower investments. Interest expense decreased 27.0% to $23.0 million in the six months ended June 30, 2003 from $31.5 million in 2002 resulting primarily from lower short term interest rates.

Because the proceeds from the IPO of Alcon common shares were not used to redeem the Alcon preferred shares until May 29, 2002, they were used to reduce short term borrowings and to make short term investments during this period. If the preferred share redemption had occurred at the time of the IPO, management estimates that interest expense, net of interest income, would have been approximately $9.5 million more than actually incurred for the three and six month periods ended June 30, 2002.

Income Tax Expense

Income tax expense increased 8.9% to $134.7 million in the six months ended June 30, 2003 from $123.7 million in 2002, mainly due to higher earnings. The reported effective tax rate of 30.4% in the six months ended June 30, 2003 is lower than the 2002 twelve month effective tax rate of 31.1%. The decrease in the effective tax rate is due to a more favorable mix of income earned in various tax jurisdictions and an increase in foreign sales corporation tax benefits and certain tax credits.

Net Earnings

Net earnings increased 20.1% to $308.4 million, or 17.8% of sales, in the six months ended June 30, 2003 from $256.8 million, or 16.9% of sales, in 2002. Excluding the impact of one time expenses for changes to an employee deferred compensation plan and the estimated impact of the IPO proceeds on net interest expense in 2002, net earnings would have increased 16.6% to $308.4 million for the six months ended June 30, 2003 from $264.6 million, or 17.5% of sales, in 2002.

The table below reconciles reported net earnings for the six month periods to proforma net earnings, excluding these items:

	Six Months Ended June 30,	
	2003	2002
	(in millions)	
Net earnings, as reported	$ 308.4	$ 256.8
Deferred compensation conversion	-	22.6
IPO net interest expense	-	(9.5)
Tax impact of above item	-	(5.3)
Proforma net earnings	$ 308.4	$ 264.6

Liquidity and Capital Resources

In the six months ended June 30, 2003, Alcon generated operating cash flow of $427.4 million. Net cash used in investing activities in the six months ended June 30, 2003 was $96.8 million, including $64.6 million of capital expenditures primarily related to expansion of research and development facilities and improvements in manufacturing facilities. The majority of the operating cash flow was used to reduce short term borrowings and pay 2002 dividends.

Alcon expects to meet its current liquidity needs primarily through cash and cash equivalents, liquidation of short term investments, and, to the extent necessary, short term borrowings. Alcon expects to meet future liquidity requirements through operating cash flows and through utilization of existing credit facilities, the combination of which should be sufficient even if sales were adversely affected.

On July 17, 2003, Alcon Cusi, S.A., a wholly owned subsidiary of Alcon, Inc., entered into an agreement to sell its contact lens care solutions manufacturing facility located in Madrid, Spain for approximately $22 million. The sale is subject to regulatory approvals and customary closing conditions, is projected to close in November 2003 and is not expected to have a material impact on 2003 net earnings.

Redeemable Preferred Shares

As discussed in note 2 of the condensed consolidated financial statements, in February 2002, prior to the initial public offering of Alcon's common stock (the "IPO"), Nestlé converted 69,750,000 Alcon common shares into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3,634 million. The proceeds from the IPO, net of related costs including taxes, were used to redeem the preferred shares for $2,188.0 million on May 29, 2002. No dividends were paid on the preferred shares.

If the conversion of 69,750,000 Alcon common shares into Alcon preferred shares on February 25, 2002 had been delayed until the date of the IPO, earnings per share and the weighted average common shares for the six months ended June 30, 2002 would have been:

Basic earnings per common share	$ 0.84
Diluted earnings per common share	$ 0.84
Basic weighted average common shares	304,052,157
Diluted weighted average common shares	304,711,674

Credit and Commercial Paper Facilities

As of June 30, 2003, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $2.9 billion available worldwide, including a $2.0 billion commercial paper facility. As of June 30, 2003, $1,071.8 million of the commercial paper was outstanding at an average interest rate of 1.21% before fees. Related to this short term, floating interest rate borrowing, we have entered into two $25.0 million interest rate swaps which have a net effect of fixing the interest rate on a portion of the outstanding amount at an average rate of 2.77%, which is based on a two year rate at the time of initiation of the hedge. Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on Japanese yen 5.0 billion ($42.0 million) of bonds maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit Alcon to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guaranty of any indebtedness or for the management of the commercial paper

program are comparable to the fees that would be paid in an arm's length transaction. The bonds contain a provision that may terminate and accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $392.1 million under unsecured revolving credit facilities with Nestlé and its affiliates; at June 30, 2003, $146.9 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $516.4 million under which there was an aggregate outstanding balance of $211.2 million. The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 3.1% at June 30, 2003.

Other Financing Activities

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, proposal by our board of directors, and ultimately approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, on June 4, 2003 we paid a dividend, based on 2002 earnings, of CHF 0.45 per common share, or $0.35 per common share, totaling $107.2 million.

Cash and Investment Availability

At June 30, 2003, we had $901.3 million in cash, cash equivalents, and investments, a $132.9 million decrease from December 31, 2002. This decrease reflects the use of cash for the reduction of short term borrowings, which reduced interest expense, and for payment of the 2002 dividend. Our cash and investment availability are appropriate for our liquidity requirements.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon Alcon's condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

>*Sales Recognition:* The Company recognizes sales in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 101. Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates. Product returns are estimated based on historical trends and current market developments. Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements. While we believe that our reserves for product returns and rebates are adequate, if the actual results are significantly different than the estimated costs, our sales may be over or understated.

>*Inventory Reserves:* The Company provides reserves on its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions. If actual

market conditions become less favorable than those projected by management, additional inventory reserves may be required.

Allowances for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management regularly assesses the financial condition of the Company's customers and the markets in which these customers participate. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments on our receivables from them, additional allowances may be required.

Impairment of Goodwill and Intangible Assets: The Company assesses the recoverability of goodwill annually and of intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist.

Factors we consider important that could trigger an impairment review for intangible assets include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner or extent of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends; and
- significant decline in the market value of the intangible asset for a sustained period.

When we determine the carrying value of intangible assets may not be recoverable from undiscounted cash flows based upon the existence of one or more of the above factors, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Management has determined that the reporting units for its annual testing for impairment of goodwill are the operating business segments used for segment reporting. Management performs its testing using both multiples of quoted market prices to operating profits and present value techniques.

To the extent that our management determines that goodwill or intangible assets cannot be recovered, such goodwill or intangible assets are considered impaired and the impairment is treated as an expense incurred in the period in which it occurs.

Tax Liabilities: Our tax returns are subject to examination by taxing authorities in various jurisdictions. Management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities. However, our actual tax liabilities may ultimately differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities successfully challenge the tax treatment upon which our management has based its estimates. Accordingly, our effective tax rate in a given financial statement period may materially change.

Litigation Liabilities: Alcon and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement litigation. By its nature, litigation is subject to many uncertainties. Management reviews litigation claims with counsel to assess the probable outcome of such claims. Management records current liabilities for litigation based on their best estimates of what Alcon will ultimately incur to pursue such matters to final legal decisions or to settle them. Our management believes that the estimates reflected in the financial statements properly reflect our litigation liabilities. However, our actual

litigation liabilities may ultimately differ from those estimates if we are unsuccessful in our efforts to defend or settle the claims being asserted.

Pension and Other Employee benefits: We must make certain assumptions in the calculation of the actuarial valuation of Company sponsored defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in health care costs. If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses.

Market Risks

Interest Rate Risks
Because we have previously and expect to continue to finance our operations, in part, through loans, we are exposed to interest rate risks. At June 30, 2003, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have mitigated this risk by investing our cash, cash equivalents, and short term investments in floating rate investments. Alcon evaluates the use of interest rate swaps and periodically uses such arrangements to manage its interest risk on selected debt instruments.

Credit Risks
In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 16 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks
We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars

because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

New Accounting Standard

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). FIN 46 interprets Accounting Research Bulletin No. 51, *Consolidated Financial Statements*. FIN 46 requires a variable interest entity to be consolidated when a company is subject to the majority of the risk of loss from the variable interest entity's activities or is entitled to receive the majority of the entity's residual returns, or both. The consolidation requirements for newly created variable interest entities and the transitional disclosure provisions of FIN 46 are effective for the Company immediately. We do not expect the adoption of FIN 46 to have an impact on our results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This Statement amends and clarifies accounting for derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The Statement is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003, and to certain preexisting contracts. The Company is currently evaluating the impact of adopting SFAS No. 149 on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company is currently evaluating the impact of adopting SFAS No. 150 on the consolidated financial statements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use foreign currency forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange contracts are used primarily to hedge inter-company purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

The fair value of currency exchange contracts is subject to changes in currency exchange rates. For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. The financial instruments included in our sensitivity analysis are currency forward contracts. Such contracts generally have a duration of three to twelve months and are used to hedge transactions that are firmly committed on the date the forward contract is entered into or are anticipated to occur within twelve months of that date. The sensitivity analysis excludes the values of foreign currency denominated receivables and payables because of their short maturities and assumes that the change in one currency's rate relative to the U.S. dollar would not have an effect on other currencies' rates relative to the U.S. dollar. All other factors were held constant. To perform the sensitivity analysis, we assess the risk of loss in fair

values from the effect of a hypothetical 10% change in currency exchange spot rates and assuming no change in interest rates. For contracts outstanding as of June 30, 2003, a 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately $29.0 million. Conversely, a 10% depreciation in these exchange rates from the prevailing market rates would have decreased our pre-tax earnings by approximately $29.0 million. Consistent with the nature of the economic hedge of such currency exchange contracts, such gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

The model used to perform the sensitivity analysis assumes a parallel shift in all currency exchange spot rates. Exchange rates, however, rarely move in the same direction. The assumption that all exchange rates change in a parallel manner does not necessarily represent the actual changes in fair value we would incur under normal market conditions because all variables other than the specific market risk are held constant.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies. At June 30, 2003, the financial instruments are as follows:

$9 million notional amount of foreign currency forward-exchange contracts designated as fair value hedges to offset the potential earnings effects from short term liabilities denominated in Swiss francs.

$267 million notional amount of foreign currency forward-exchange contracts designated as fair value hedges to offset the potential earnings effects from short term net euro liabilities in our Belgium subsidiary.

$20 million notional amount of foreign currency swaps designated as fair value hedges in Brazil where we borrow U.S. dollars and swap into Brazilian Reis.

$6 million notional amount of foreign currency forward-exchange contracts designated as cash flow hedges covering euro and U.S. dollar exposures to the rand in our South African subsidiary maturing in 2004.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. As of June 30, 2003, approximately 6.3% of our debt was long term fixed rate loans. We also had short term floating rate investments and deposits equal to approximately 62.8% of our short term floating rate debt at June 30, 2003. The excess amount of our short term debt over our short term investments and deposits is exposed to fluctuations in short term interest rates. A one percentage point increase in short term interest rates would have decreased our pre-tax earnings by $5.3 million and a one percentage point decrease in short term interest rates would have increased our pre-tax earnings by $5.3 million. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

In January 2001, we entered into a 10-year pay floating, receive fixed interest rate swap on a notional amount of Japanese yen 5 billion. This swap effectively converted our Japanese yen 5 billion fixed interest rate obligation to a floating rate instrument. In July 2002, we entered into two separate two-year pay fixed, receive floating interest rate swaps with a total notional amount of $50 million. The swaps effectively converted a portion of our floating rate commercial paper borrowings to fixed rate using a 3-month LIBOR interest rate swap.

At June 30, 2003, the fair value of the interest rate swaps was $2.1 million. The fair values of the interest rate swaps are based on market data including the relevant interest rates at June 30, 2003.

Caution Concerning Forward Looking Statements

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; and supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Trademarks

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon's subsidiaries. *Cipro*® and *Ciprodex*® are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	August 5, 2003	By	/s/ Martin Schneider
			Name: Martin Schneider
			Title: Attorney-in-Fact

Date	August 5, 2003	By	/s/ Stefan Basler
			Name: Stefan Basler
			Title: Attorney-in-Fact